Exhibit 2

2022
SECOND QUARTER RESULTS

• Stock Listing Information
Philippine Stock Exchange
Ticker: CHP

• Investor Relations
+ 632 8849 3600
E-Mail:
chp.ir@cemex.com

Operating and Financial Highlights

		January - June			Second Quarter
	2022	2021	% var	2022	2021	% var
Net sales	10,675	10,894	(2%)	5,434	5,692	(5%)
Gross profit	4,103	4,421	(7%)	2,114	2,398	(12%)
as % of net sales	38.4%	40.6%	(2.2pp )	38.9%	42.1%	(3.2pp )
Operating earnings before other expenses, net	1,184	1,292	(8%)	611	819	(25%)
as % of net sales	11.1%	11.9%	(0.8pp )	11.2%	14.4%	(3.2pp )
Controlling Interest Net Income (Loss)	(267)	804	N/A	(528)	598	N/A
Operating EBITDA	2,124	2,331	(9%)	1,077	1,305	(17%)
as % of net sales	19.9%	21.4%	(1.5pp )	19.8%	22.9%	(3.1pp )
Free cash flow after maintenance capital expenditures	478	2,358	(80%)	593	1,092	(46%)
Free cash flow	143	1,049	(86.3%)	392	469	(16%)
Net debt[1]	5,980	5,429	10%	5,980	5,429	10%
Total debt[1]	9,850	11,491	(14%)	9,850	11,491	(14%)
Earnings per share[2]	(0.02)	0.06	N/A	(0.04)	0.04	N/A

In millions of Philippine Pesos, except percentages and earnings per share

[1]	U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 7 for more detail.
[2]	In Philippine Pesos

Net sales for the first six months of 2022 were down by 2% year-over-year mainly due to spot sales of raw materials completed in 2021.

For the second quarter, net sales decreased by 5% year-over-year, with lower-than-expected demand around the national elections.

Cost of sales was 61.6% of sales for the first half of 2022, compared with 59.4% in the same period of 2021, mainly due to higher fuel cost.

Fuel cost, as a percentage of cost of sales, was up by 12pp year-over-year during the first six months of 2022 driven by elevated global energy prices.

Power cost, as a percentage of cost of sales, was 3pp lower year-over-year during the first six months of 2022 mainly due to lower volume sold.

APO Plant kiln #2 and Solid Plant kiln maintenance expected to be executed in the second half of 2022.

Operating expenses were 27.3% of sales for the first half of 2022, compared with 28.7% in the same period of 2021.

Distribution expenses were 13.8% of sales, a decrease of 1.6pp year-over-year for the first six months of 2022, supported by supply chain efficiencies.

Selling and administrative expenses, as a percentage of sales, were flat for the first six months of 2022.

Operating EBITDA for the first six months of 2022 decreased by 9%, mainly due to lower volume and higher cost of sales.

Operating EBITDA margin for the first half of 2022 declined by 1.5pp year-over-year to 19.9%, mainly due lower volume and higher cost of sales.

Controlling interest net income was a loss for the second quarter and first six months of 2022 mainly as a result of foreign exchange losses, higher income tax expenses, and lower operating EBITDA.

Foreign exchange losses were attributable to movement in the Philippine Peso to U.S. Dollar exchange rate. These foreign exchange losses mainly relate to intragroup deposits between CHP and its foreign subsidiaries. These intragroup deposits are essentially neutral on a net equity basis. Majority of CHP’s foreign exchange losses are unrealized (non-cash expenses).

Income tax expenses were higher mainly due to a decrease in deferred tax assets (non-cash expenses).

Financial expenses increased by 29% year-over-year for the first six months of 2022 due to a temporary pause in interest capitalization for our Solid Plant new production line during first quarter 2022, prior to resumption of the project.

Total debt declined by 14% year-over-year, and stood at PHP 9,850 million at the end of June 2022, of which PHP 7,798 million pertained to debt owed to BDO Unibank, Inc. (the “BDO Loan Facility”).

2022 Second Quarter Results	Page 2

Operating Results

Domestic Gray Cement	January - June	Second Quarter	Second Quarter 2022
	2022 vs. 2021	2022 vs. 2021	vs. First Quarter 2022
Volume	(8%)	(11%)	1%
Price in PHP	8%	9%	3%

Our domestic cement volume during the first six months of 2022 decreased by 8% year-over-year due to lower-than-expected demand.

For the second quarter, our domestic cement volume decreased by 11% year-over-year, with lower-than-expected demand around the national elections.

Our domestic cement prices were higher year-over-year for the first six months and second quarter of 2022, as price updates were made mainly to reflect input cost inflation in fuel and transport.

2022 Second Quarter Results	Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

		January - June			Second Quarter
	2022	2021	% var	2022	2021	% var
Operating earnings before other income, net	1,184	1,292	(8%)	611	819	(25%)
+ Depreciation and operating amortization	941	1,039		466	486

Operating EBITDA	2,124	2,331	(9%)	1,077	1,305	(17%)
- Net financial expenses	148	115		44	52
- Maintenance capital expenditures	173	73		105	41
- Change in working capital	1,003	(286)		161	37
- Income taxes paid	293	108		152	81
- Other cash items (net)	29	(37)		21	1

Free cash flow after maintenance capital expenditures	478	2,358	(80%)	593	1,092	(46%)
- Strategic capital expenditures	335	1,309		201	623

Free cash flow	143	1,049	(86%)	392	469	(16%)

In millions of Philippine Pesos

Debt Information as of June 30, 2022

	Second Quarter			First Quarter		Second Quarter
	2022	2021	% var	2022		2022	2021
Total debt(1)(2)	9,850	11,491	(14%)	10,910	Currency denomination
Short term	52%	4%		47%	U.S. dollar	5%	2%
Long term	48%	96%		53%	Philippine peso	95%	98%

Cash and cash equivalents	3,870	6,062	(36%)	4,611	Interest rate

Net debt	5,980	5,429	10%	6,299	Fixed	68%	62%

Leverage Ratio(3)	2.69	2.47		2.81	Variable	32%	38%

Coverage Ratio(3)	7.24	7.83		7.45

In millions of Philippine Pesos, except percentages

(1)	U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 7 for more detail
(2)	Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS)
(3)	Based on BDO Loan Facility financial covenants

2022 Second Quarter Results	Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - June			Second Quarter
INCOME STATEMENT	2022	2021	% var	2022	2021	% var
Net sales	10,674,668	10,894,093	(2%)	5,434,213	5,691,856	(5%)
Cost of sales	(6,571,904)	(6,472,884)	(2%)	(3,319,963)	(3,293,587)	(1%)

Gross profit	4,102,764	4,421,209	(7%)	2,114,250	2,398,269	(12%)
Selling and Administrative Expenses	(1,447,807)	(1,456,414)	1%	(729,382)	(737,213)	1%
Distribution expenses	(1,471,229)	(1,672,385)	12%	(774,102)	(842,491)	8%

Operating earnings before other expenses, net	1,183,728	1,292,410	(8%)	610,766	818,565	(25%)
Other income (expenses), net	(28,783)	36,916	N/A	(21,288)	(1,156)	(1742%)

Operating earnings (loss)	1,154,945	1,329,326	(13%)	589,478	817,409	(28%)
Financial and other financial expenses, net	(148,164)	(114,952)	(29%)	(43,866)	(52,374)	16%
Foreign exchange gain (loss), net	(713,310)	(115,116)	(520%)	(617,237)	(44,073)	(1300%)

Net income (loss) before income taxes	293,471	1,099,258	(73%)	(71,625)	720,962	N/A
Income tax benefit (expenses)	(560,170)	(295,585)	(90%)	(456,373)	(122,772)	(272%)

Consolidated net income (loss)	(266,699)	803,673	N/A	(527,998)	598,190	N/A
Non-controlling interest net income (loss)	14	14	0%	6	5	20%

Controlling Interest net income (loss)	(266,685)	803,687	N/A	(527,992)	598,195	N/A

Operating EBITDA	2,124,433	2,330,991	(9%)	1,076,978	1,304,958	(17%)
Earnings per share	(0.02)	0.06	N/A	(0.04)	0.04	N/A

		as of June 30		as of December 31
BALANCE SHEET	2022	2021	% Var	2021	% Var
Total Assets	65,121,696	64,143,453	2%	64,387,766	1%
Cash and Temporary Investments	3,870,076	6,062,321	(36%)	5,811,635	(33%)
Derivative Asset	91,866	51,067	80%	12,540	633%
Trade Accounts Receivables	724,742	883,386	(18%)	696,868	4%
Other Receivables	105,278	130,984	(20%)	66,522	58%
Insurance Claims and Premium Receivables	297,162	263,520	13%	91,798	224%
Inventories	4,658,970	2,173,369	114%	3,099,092	50%
Assets Held for Sale	0	0		0
Other Current Assets	2,488,656	1,984,775	25%	2,209,600	13%
Current Assets	12,236,750	11,549,422	6%	11,988,055	2%
Fixed Assets	22,820,558	22,117,102	3%	22,788,019	0%
Investments in an Associate and Other Investments	14,097	14,097	0%	14,097	0%
Other Assets and Noncurrent Accounts Receivables	436,735	746,896	(42%)	436,240	0%
Advances to Contractors	1,164,864	958,597	22%	454,805	156%
Derivative asset - LT	21,530	0		17,910	20%
Deferred tax asset	567,468	897,645	(37%)	828,946	(32%)
Goodwill	27,859,694	27,859,694	0%	27,859,694	0%
Other Assets	30,064,388	30,476,929	(1%)	29,611,692	2%

Total Liabilities	20,422,536	20,274,726	1%	20,180,841	1%
Current Liabilities	15,125,487	8,643,138	75%	12,695,504	19%
Long-Term Liabilities	3,300,766	9,579,624	(66%)	5,515,700	(40%)
Deferred Tax Liability	2,584	858	201%	1,445	79%
Other Liabilities	1,993,699	2,051,106	(3%)	1,968,192	1%

Consolidated Stockholders’ Equity	44,699,160	43,868,727	2%	44,206,925	1%
Non-controlling Interest	112	136	(18%)	125	(10%)
Stockholders’ Equity Attributable to Controlling Interest	44,699,048	43,868,591	2%	44,206,800	1%

2022 Second Quarter Results	Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of U.S. Dollars, except per share amounts)

	January - June			Second Quarter
INCOME STATEMENT	2022	2021	% var	2022	2021	% var
Net sales	204,303	225,554	(9%)	102,188	118,092	(13%)
Cost of sales	(125,780)	(134,016)	6%	(62,431)	(68,334)	9%

Gross profit	78,523	91,538	(14%)	39,757	49,758	(20%)
Selling and Administrative Expenses	(27,710)	(30,154)	8%	(13,716)	(15,295)	10%
Distribution expenses	(28,158)	(34,626)	19%	(14,557)	(17,480)	17%

Operating earnings before other expenses, net	22,655	26,758	(15%)	11,484	16,983	(32%)
Other income (expenses), net	(551)	764	N/A	(400)	(24)	(1567%)

Operating earnings (loss)	22,104	27,522	(20%)	11,084	16,959	(35%)
Financial and other financial expenses, net	(2,836)	(2,380)	(19%)	(825)	(1,087)	24%
Foreign exchange gain (loss), net	(13,652)	(2,383)	(473%)	(11,607)	(914)	(1170%)

Net income (loss) before income taxes	5,616	22,759	(75%)	(1,348)	14,958	N/A
Income tax benefit (expenses)	(10,721)	(6,120)	(75%)	(8,582)	(2,547)	(237%)

Consolidated net income (loss)	(5,105)	16,639	N/A	(9,930)	12,411	N/A
Non-controlling interest net income (loss)	0	0		0	0

Controlling Interest net income (loss)	(5,105)	16,639	N/A	(9,930)	12,411	N/A

Operating EBITDA	40,660	48,262	(16%)	20,252	27,075	(25%)

	as of June 30			as of December 31
BALANCE SHEET	2022	2021	% Var	2021	% Var
Total Assets	1,184,568	1,314,413	(10%)	1,262,529	(6%)
Cash and Temporary Investments	70,397	124,228	(43%)	113,956	(38%)
Derivative Asset	1,671	1,046	60%	246	579%
Trade Accounts Receivables	13,183	18,102	(27%)	13,664	(4%)
Other Receivables	1,915	2,684	(29%)	1,304	47%
Insurance Claims and Premium Receivables	5,405	5,400	0%	1,800	200%
Inventories	84,747	44,536	90%	60,768	39%
Assets Held for Sale	0	0		0
Other Current Assets	45,269	40,672	11%	43,326	4%
Current Assets	222,587	236,668	(6%)	235,064	(5%)
Fixed Assets	415,108	453,219	(8%)	446,833	(7%)
Investments in an Associate and Other Investments	256	289	(11%)	276	(7%)
Other Assets and Noncurrent Accounts Receivables	7,944	15,305	(48%)	8,554	(7%)
Advances to Contractors	21,189	19,643	8%	8,918	138%
Derivative asset - LT	392	0		351
Deferred tax asset	10,322	18,394	(44%)	16,254	(36%)
Goodwill	506,770	570,895	(11%)	546,279	(7%)
Other Assets	546,873	624,526	(12%)	580,632	(6%)

Total Liabilities	371,488	415,468	(11%)	395,710	(6%)
Current Liabilities	275,134	177,115	55%	248,936	11%
Long-Term Liabilities	60,041	196,304	(69%)	108,153	(44%)
Deferred Tax Liability	47	18	161%	28	68%
Other Liabilities	36,266	42,031	(14%)	38,593	(6%)

Consolidated Stockholders’ Equity	813,082	898,949	(10%)	866,819	(6%)
Non-controlling Interest	2	3	(33%)	2	0%
Stockholders’ Equity Attributable to Controlling Interest	813,080	898,946	(10%)	866,817	(6%)

2022 Second Quarter Results	Page 6

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. (“CHP”) reports its consolidated financial statements under Philippine Financial Reporting Standards (“PFRS”). When reference is made to consolidated financial statements, it means financial statements corresponding to CHP together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of June 30, 2022 has been converted at the end of period exchange rate of 54.98 Philippine pesos per US dollar while the consolidated income statement for the six-month period ended June 30, 2022 has been converted at the January to June 2022 average exchange rate of 52.25 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended June 30, 2022 has been converted at the April to June 2022 average exchange rate of 53.18 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures are investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures are investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

Exchange Rates	January - June		Second Quarter		January - June
	2022 average	2021 average	2022 average	2021 average	2022 End of period	2021 End of period
Philippine peso	52.25	48.30	53.18	48.20	54.98	48.80

Amounts provided in units of local currency per US dollar

2022 Second Quarter Results	Page 7

Disclaimer

Except as the context otherwise may require, references in this report to “CHP,” “we,” “us” or “our” refer to CEMEX Holdings Philippines, Inc. and its consolidated entities. The information contained in this report contains forward-looking statements within the meaning of securities laws. We intend these forward-looking statements to be covered by any applicable safe harbor provisions for forward-looking statements within the meaning of securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to CHP’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, and similar terms. Although CHP believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this report. Among others, such risks, uncertainties, and assumptions include those discussed in CHP’s most recent annual report and those detailed from time to time in CHP’s filings with the Philippine Securities and Exchange Commission, which factors are incorporated herein by reference, including, but not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements and CEMEX, S.A.B. de C.V.’s (“CEMEX”), the ultimate parent company of the major shareholder of CHP, ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s outstanding notes, and other debt instruments and financial obligations, including CEMEX’s subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and CEMEX’s ability to generally meet its “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all of CHP’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed. These factors may be revised or supplemented, but CHP is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the Philippine Securities and Exchange Commission. This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for CHP’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

2022 Second Quarter Results	Page 8